  Exhibit 99.1

IM Cannabis to Launch WAGNERS Brand in Germany

IM Cannabis expects to export premium, indoor-grown Canadian cannabis in 2022 to the rapidly evolving German medical cannabis market

Toronto, Canada; Glil Yam, Israel and Bad Oldesloe, Germany – December 7, 2021 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a global cannabis company with operations in Israel, Canada, and Germany is pleased to announce plans to launch its popular Canadian WAGNERS brand in the German medical cannabis market in 2022 and begin exports of premium, indoor-grown dried flower from IMC Canada’s cultivation facility in 2022, subject to regulatory approval. These plans are consistent with the Company’s vertically integrated, multi-country strategy and follow the Company’s recently announced launch of WAGNERS in Israel and the receipt of an import permit for Canadian cannabis products from the Israeli Ministry of Health.

To learn more about WAGNERS, please visit WAGNERS - Well Made Weed (wagnersweed.com)1

Oren Shuster, CEO of IM Cannabis stated, “With the rapid growth in demand for premium indoor-grown Canadian cannabis and an increasing number of German medical patients not relying on government re-imbursement, we are excited to launch our popular WAGNERS brand to medical patients in Germany. We continue to lay our foundation in Germany, currently one of the largest medical cannabis markets in the world, which is expected to rapidly expand as Germany’s new elected government enact broad regulatory reform of cannabis use. Leveraging our global supply chain, IM Cannabis continues to focus on growing our business substantially in Germany in the near term and being well-positioned through brand recognition for eventual regulatory reform.”

IM Cannabis’ Global Infrastructure for International Shipments

IM Cannabis operates in Germany through Adjupharm GmbH, the Company’s fully licensed EU-GMP subsidiary (“Adjupharm” or “IMC Germany”), which recently completed construction of a new, state-of-the-art logistics center that will allow the Company to execute all aspects of its supply chain including the repackaging of bulk cannabis. The Company expects that the logistics center will augment the Company’s distribution capabilities. Additionally, the Company’s operations in Germany are expected to serve as the center of a broader long-term European strategy. Since being acquired by IM Cannabis, Adjupharm has upgraded its production and storage capacities to meet the increase in medical cannabis volumes from new supply agreements. With the completion of the logistics center, IM Cannabis has now doubled its footprint in Germany to approximately 8,000 square feet, upgraded its production facilities with state-of-the-art technology, and increased its storage capacity to seven tons of cannabis. With the logistics center in operation, new sources of supply extending its portfolio to include premium products, some of them exclusive, and a wide network of distribution partners, the Company expects to fortify and grow its presence in the German market.

IM Cannabis operates in Canada through Trichome Financial Corp. (“Trichome”) and its subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM”, and together with Trichome and TJAC, “IMC Canada”). IMC Canada’s Manitou Facility in Kitchener, Ontario is a 115,000 square foot indoor cultivation facility located just one hour away from Toronto, that has achieved accreditation as Good Agricultural and Collection Practices (“GACP”) by virtue of its ICann G.A.P certification, and it serves as the Company’s global cultivation hub for export and further processing in Germany and Israel.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs, which cultivates, imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm” or “IMC Germany”), where it also distributes cannabis to pharmacies for medical patients. In Canada, IM Cannabis operates through Trichome Financial Corp. (“Trichome”) and its subsidiaries Trichome JWC Acquisition Corp (“TJAC”) and MYM Nutraceuticals Inc. (“MYM”, and together with Trichome and TJAC, “IMC Canada”), where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to expectation regarding the growth of the German medical cannabis market, the launch and market reception of the WAGNERS brand in the German medical market, the demand for premium quality indoor-grown cannabis among German medical cannabis patients, the upgrades and enhancements to Adjupharm’s facilities and operations, the enhanced shareholder value achieved through distribution of Canadian-grown cannabis in multiple markets and the margins in markets outside of Canada, and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses, the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel, Adjupharm maintaining its license, permit and authorization to conduct cannabis activities, and the expected regulatory reform in Germany and timing of such reform. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the Company having to rely on third party cannabis producers to supply Adjupharm with product to successfully fulfil previously announced sales agreements and purchase commitments; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Germany and Canada; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel and Germany; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel and Canada; any unexpected failure of any of Focus Medical, Adjupharm, Trichome or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company’s commercial facilities in Germany and Canada and any unexpected failure of the Company and its subsidiaries to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; the ability of the Company and its subsidiaries to maintain ancillary business licenses, permits and approvals required to operate effectively; unexpected disruptions to the operations and businesses of the Company, Adjupharm, Focus Medical, Trichome or MYM as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the number of cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; and the perceived effects of medical cannabis products.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 filed with Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

Maya Lustig,
Director Investor & Public Relations
IM Cannabis	KCSA Strategic Communications
Tel. +972-54-677-8100	Kathleen Heaney
maya.l@imcannabis.com	imcannabis@kcsa.com

1 Canadian regulations permit only the export of cannabis for medical or scientific purposes. Exports to Germany will comply with the Canadian Cannabis Act.